CUSIP No. 741865 109	Page 1 of 14

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PRINCETON CAPITAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

741865 109

(CUSIP Number)

Gregory J. Cannella

Capital Point Advisors, LP

One Riverway, Suite 2020

Houston, Texas 77056

Telephone: (713) 595-1428

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 741865 109	Page 2 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Capital Point Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,562,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 104,562,000 shares
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,562,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.78%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 741865 109	Page 3 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Capital Point Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,922,327 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,922,327 shares
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,922,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.07%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 741865 109	Page 4 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Capital Point Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,562,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 104,562,000 shares
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,562,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.78%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 741865 109	Page 5 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Capital Point Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,562,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 104,562,000 shares
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,562,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.78%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 741865 109	Page 6 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Capital Point Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,922,327
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,922,327
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,922,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.07%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 741865 109	Page 7 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Capital Point Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,484,327*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 115,484,327*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,484,327*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.85%**
14	TYPE OF REPORTING PERSON* IA

* Of these shares, 104,562,000 are held directly by Capital Point Partners, LP and 10,922,327 are held directly by Capital Point Partners II, LP

CUSIP No. 741865 109	Page 8 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Capital Point Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,484,327*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 115,484,327*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,484,327*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.85%*
14	TYPE OF REPORTING PERSON* OO

* Of these shares, 104,562,000 are held directly by Capital Point Partners, LP and 10,922,327 are held directly by Capital Point Partners II, LP

CUSIP No. 741865 109	Page 9 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS The Inroads Group, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,484,327*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 115,484,327*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,484,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96%*
14	TYPE OF REPORTING PERSON* PN

* Of these shares, 104,562,000 are held directly by Capital Point Partners, LP and 10,922,327 are held directly by Capital Point Partners II, LP

CUSIP No. 741865 109	Page 10 of 14

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Alfred Jackson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 115,484,327*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 115,484,327*
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,484,327*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.85%**
14	TYPE OF REPORTING PERSON* IN

* Of these shares, 104,562,000 are held directly by Capital Point Partners, LP and 10,922,327 are held directly by Capital Point Partners II, LP

CUSIP No. 741865 109	Page 11 of 14

Item 1.         Security and Issuer

The equity securities covered by this Schedule 13D are shares of common stock, par value $0.001 per share (the “Common Stock”), of Princeton Capital Corporation, a Maryland corporation (the “Issuer”). The Issuer’s principal executive offices are located at One Riverway, Suite 2020, Houston, Texas 77056.

Item 2.         Identity and Background

This statement is filed by:

i.	Capital Point Partners, LP, a Delaware limited partnership (“CPP”), with respect to the shares of common stock directly and beneficially owned by it;

ii.	Capital Point Partners II, LP, a Delaware limited partnership (“CPPII”), with respect to the shares directly and beneficially owned by it;

iii.	Capital Point Management, L.P., a Delaware limited partnership, as the general partner of CPP;

iv.	Capital Point Partners, LLC a Delaware limited liability company, as the general partner of Capital Point Management, L.P.;

v.	Capital Point Partners II, LLC, a Delaware limited liability company, as the general partner of CPPII;

vi.	Capital Point Advisors, LP, a Delaware limited partnership (“CPA”), as the investment advisor of each of CPP and CPPII;

vii.	Capital Point Advisors, LLC, a Delaware limited liability company, as the general partner to CPA;

viii.	The Inroads Group Ltd., a Texas limited partnership (the “Inroads Group”), as the majority voting member of each of Capital Point Partners LLC and Capital Point Partners II, LLC;

ix.	JWFG Management, LLC, a Texas limited liability company (“JWFG”), as general partner to the Inroads Group; and

x.	Alfred Jackson, as the sole member of JWFG.

The principal business address of each Reporting Person is c/o Capital Point Partners, One Riverway, Suite 2020, Houston, Texas 77056.

Alfred Jackson is the sole member of JWFG, the general partner of the Inroads Group, which is the majority voting member of Capital Point Partners, LLC, a Delaware limited liability company, which is the general partner of Capital Point Management, LP, a Delaware limited partnership, which is the general partner of CPP. Inroads is also the majority voting member of Capital Point Partners II, LLC, a Delaware limited liability company, which is the general partner of CPPII. Consequently, Mr. Jackson may be deemed to have voting control and investment discretion over securities owned by CPP and CPPII and may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by the CPP and CPPII. Mr. Jackson disclaims beneficial ownership of the securities directly owned by each of CPP and CPPII, except to the extent of his pecuniary interests therein.

None of the Reporting Persons nor any manager, director or executive officer of any Reporting Person have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

The shares of Common Stock acquired by each of CPP and CPPII were acquired directly from the Issuer as consideration for the sale of certain debt and equity investments and other assets of CPP and CPPII in a transaction exempt from the registrations requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Item 4.         Purpose of Transaction.

The Reporting Persons acquired the securities reported herein solely for investment purposes and not with a view of distribution under the Securities Act. The Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 741865 109	Page 12 of 14

Item 5.         Interest in Securities of the Issuer.

The Reporting Persons may be deemed to beneficially own, in the aggregate, 115,484,327 shares, representing approximately 96% of the Issuer’s 120,484,327 shares stated to be outstanding as of March 13, 2015 (as reported in the Issuer’s Annual Report on Form 10-K filed on April 15, 2015).

Mr. Jackson, subject to the Rule 12(d)(1)(E) Agreement described in Item 6 below, has sole voting power and investment control with regard to 115,484,327 shares of Common Stock. Mr. Jackson by virtue of his relationship to each of the Partnerships (as disclosed in Item 2) may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which CPP and CPPII directly beneficially owns. Mr. Jackson disclaims beneficial ownership, except to the extent of his pecuniary interests therein.

Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Schedule 13D.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Alfred Jackson is the Chairman of the Board of Directors of the Issuer. Alfred Jackson owns a 70% equity interest in and is the Chairman of Princeton Investment Advisors, LLC, a Delaware limited liability company (“Princeton Advisors”). Princeton Advisors serves as the Issuer’s investment advisor pursuant to the Investment Advisory Agreement between the Issuer and Princeton Advisors dated March 13, 2015.

CPP and CPP II, effective as of March 13, 2015, entered into an agreement with the Issuer pursuant to Rule 12(d)(1)(E) of the Investment Company of 1940, as amended, whereby, in the event the Issuer presents an issue to its stockholders for a vote CPP and CPP II will either (i) seek voting instructions form their respective limited partners or (ii) vote the shares of Common Stock that they beneficially own in the same proportion as other stockholders of the Issuer.

Item 7.         Material to be filed as Exhibits.

Exhibit A: Investment Advisory and Management Agreement between the Issuer and Princeton Advisors, dated March 13, 2015, incorporated by reference to Exhibit 10.1 to the current Report on Form 8-K filed by the Issuer on March 19, 2015.

Exhibit B: Asset Purchase Agreement by and among Regal One Corporation, the Issuer, CPP and CPP II dated as of July 14, 2014, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 17, 2014.

Exhibit C: Amendment to the Asset Purchase Agreement dated as of October 3, 2014, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on October 6, 2014.

Exhibit D: Agreement Pursuant to 12(d)(1)(E) of the Investment Company Act of 1940, as amended, by and among the Issuer, CPP and CPP II, dated as of March 13, 2015.

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2015

/s/ Alfred Jackson
Alfred Jackson

CAPITAL POINT PARTNERS, L.P.,
a Delaware limited partnership

By:	Capital Point Management, L.P.,
a Delaware limited partnership,
its general partner

By:	Capital Point Partners, LLC,
a Delaware limited liability company,
its general partner

By:	/s/ Alfred Jackson
Name:	Alfred Jackson
Title:	Managing Partner

CAPITAL POINT PARTNERS II, L.P.,
a Delaware limited partnership

By:	Capital Point Partners II, LLC,
a Delaware limited liability company,
its general partner

By:	/s/ Alfred Jackson
Name:	Alfred Jackson
Title:	Managing Partner

EXHIBIT INDEX

Exhibit D: Agreement Pursuant to 12(d)(1)(E) of the Investment Company Act of 1940, as amended, by and among the Issuer, CPP and CPP II, dated as of March 13, 2015.

Exhibit D

AGREEMENT PURSUANT TO 12(d)(1)(E) OF

THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

by

and

among

PRINCETON CAPITAL CORPORATION,

CAPITAL POINT PARTNERS, LP,

and

CAPITAL POINT PARTNERS II, LP,

Dated as of March 13, 2015

This agreement (the “Agreement”) by and among Princeton Capital Corporation, a Maryland corporation (“Princeton Capital”), Capital Point Partners, LP, a Delaware limited partnership, and Capital Point Partners II, LP, a Delaware limited partnership (together the “Partnerships”) is made in relation to Section 12(d)(1)(e) of the Investment Company Act of 1940, as amended (the “Act”), as of March 13, 2015.

WHEREAS, on March 6, 2015, certain shareholders of Regal One Corporation, a Florida corporation and predecessor of Princeton Capital (“Regal One”), a business development company as defined by the Act, approved changing Regal One’s domicile from the State of Florida to the State of Maryland;

WHEREAS, pursuant to an Agreement and Plan of Merger between Regal One and Princeton Capital, then a wholly-owned subsidiary of Regal One, Regal One and Princeton Capital agreed to merge with Princeton Capital continuing as the surviving corporation;

WHEREAS, Princeton Capital, as successor to Regal One, pursuant to that certain Asset Purchase Agreement dated as of July 14, 2014 by and among Regal One, Princeton Capital and the Partnership, Princeton Capital issued shares of common stock to the Partnerships in exchange for certain equity and debt investments and other assets owned by the Partnerships;

WHEREAS, Princeton Capital acknowledges that the Partnerships are investment companies as that term is defined in the Act and as such are required to comply with certain sections of the Act.

WHEREAS, but for Section 12(d)(1)(e) of the Act, the Partnership’s acquisition of shares issued by Princeton Capital would be prohibited under section 12(d)(1).

NOW, THEREFORE, in consideration of the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. In the event Princeton Capital presents an issue to its stockholders for a vote, the Partnerships will either:

a.	Seek instructions from those holding interest in the Partnerships with regards to voting proxies issued by Princeton Capital; or

b.	Vote the shares of common stock of Princeton Capital held by them in accordance with in the same proportion as the vote of all other holders of shares of common stock of Princeton Capital.

2. Should the Partnerships’ decide to seek instructions from those holding an interest in the same, Princeton Capital agrees to provide all reasonable and necessary assistance to the Partnerships in order for them to comply with their obligations under Section 12(d)(1)(e) by providing:

a.	As many packets of information as requested by the Partnerships related to any and all matters which it solicits a vote from its investors; and

b.	To the extent practical, at least 30 days prior notice of any such vote so the Partnerships can distribute to relevant material to its investors and, to the extent necessary, solicit voting instructions for the same.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

PRINCETON CAPITAL CORPORATION

By:	/s/ Gregory J. Cannella
Name:	Gregory J. Cannella
Title:	Chief Financial Officer

CAPITAL POINT PARTNERS, L.P.,
a Delaware limited partnership

By:	Capital Point Management, L.P.,
a Delaware limited partnership,
its general partner

By:	Capital Point Partners, LLC,
a Delaware limited liability company,
its general partner

By:	/s/ Alfred Jackson
Name:	Alfred Jackson
Title:	Managing Partner

CAPITAL POINT PARTNERS II, L.P.,
a Delaware limited partnership

By:	Capital Point Partners II, LLC,
a Delaware limited liability company,
its general partner

By:	/s/ Alfred Jackson
Name:	Alfred Jackson
Title:	Managing Partner